PRICER

082-04723

SUPPL

PRESS RELEASE

from Pricer AB (publ) March 23rd, 2007

Pricer and Ishida sign license agreement for wireless graphic displays

Pricer AB (publ) and Ishida Co Ltd have signed a key strategic 7 year license agreement giving Ishida the right to develop new wireless display devices based on Pricer's intellectual property and communication platform for the Japanese and Korean market. Pricer will receive an upfront payment for this right of about SEK 14M followed by an additional SEK 21M based on certain milestones. Pricer will also receive a volume related royalty. It is expected that these new devices will be launched within the next two years.

We are pleased that our longstanding relationship with Ishida has led to this license agreement", says Jan Forssjö, CEO of Pricer AB. "It will further strengthen the tie between our two companies as we drive the ESL industry. In addition, this will provide the Pricer Group with access to alternative products as well as adding a source of income."

In 2005, Pricer was the first to launch bi-stable graphic displays supported by the IR platform technology. Today, Pricer delivers bi-stable graphic display devices to grocery retailers as part of their standard ESL offering in over 20 countries. Jan Forssjö said "This deal represents a step to fully exploit our IP even further, and it gives Pricer the right to market and sell the developed products in markets outside of Japan."

Bi-stable pixel based graphic displays are gaining retail attention as the technology enables full product and price information including graphics and bar codes at the point of decision. As the displays are pixel based versus existing segment based displays, the new technologies require a very fast and scalable wireless network, supporting over fifty thousand devices in one environment with thousands of information updates daily. A challenge that Pricer bi-stable platform has proven to support. Pricer's bi-stable technology is perfectly suitable for wireless shelf edge display given its zero power needs, as energy is only required when the display is updated, and its wide angle view quality.

For the last ten years Ishida has been the Pricer ESL Systems reseller in Japan. Further, in 2003 Pricer and Ishida formed a jointly owned company named Pricer Ishida Explorative Research (PIER) AB. The existing reseller agreement expires in March 2007 and the parties are currently negotiating its renewal.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

__Pricer__ offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.

Offering the most complete ESL solution Pricer has over 3,000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-2
SE-192 79 Sollentun
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) March 15th, 2007

Extraordinary General Meeting held on March 14th, 2007

An Extraordinary General Meeting was held on March 14th, 2007. The following decisions were made:

Approval of the Board's decision to issue convertible debentures

The General Meeting decided to approve the decision from February 19th, 2007 by the Board to issue convertible debentures. The right to subscribe to the convertible debentures shall be by Straumur-Burdarás Fjárfestingabanki hf (SEK 50M), Alted AB (SEK 12.45M) and for Monterro Holdings Ltd (SEK 12,45M) Through the loans, Pricer shall borrow not more than SEK 74,900,000. Conversion to class B shares can be made until March 30th, 2009 at a conversion price of SEK 0,70.

Incentive programme

The General Meeting decided to issue 30,000,000 warrants and otherwise approve the introduction of a global incentive program for employees in Pricer.

Each warrant shall, during the period until June 30th, 2011, give entitlement to subscription to one new class B share. The subscription price shall be 110 per cent of the last average price paid for the Company's B share during ten trading days immediately after the day of the Extraordinary General Meeting. The right to subscribe for the warrants shall only be for the wholly-owned subsidiary company, Pricer Communication AB, and shall be used for a warrant programme in accordance with the warrant plan proposed by the Board.

Election of new Board Member

Mr Akbar Seddigh was elected as a new member of the Board of Pricer. Akbar Seddigh is Chairman of the Board of Elekta AB, Hedson Technologies AB, Mentice AB and Ortivus AB, and Member of the Boards of, among others, Affärsstrategerna AB, Biolight International AB and Tobii Technology AB. Margareta Norell Bergendahl has decided to leave the Board.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

__Pricer__ offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.

Offering the most complete ESL solution Pricer has over 3,000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit Pricer's website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

END